Exhibit 99.1

ICON Announces CFO Transition

Dublin, Ireland, April 3, 2024 – ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today announced that Chief Financial Officer, Brendan Brennan, will leave his role at ICON in quarter four this year for a new opportunity outside of the CRO industry. Brendan has held the role since 2012 and will remain with the company in his current role as CFO to ensure a smooth transition to a newly appointed Chief Financial Officer. ICON has commenced a search to identify the next CFO.
“On behalf of the ICON Board and Leadership Team, I want to thank Brendan for his strong contributions to ICON over his 18 years, including 12 years as CFO,” said Steve Cutler, ICON’s CEO. “His effective leadership has contributed significantly to the growth of the company over an extended period and we wish him well with this new opportunity. We have commenced a search to identify our next CFO and will update on that process at the appropriate time. In the meantime, Brendan will continue to lead the ICON finance team as CFO.”
“It has been both a privilege and a pleasure to serve as ICON’s CFO for the last 12 years,” said Chief Financial Officer, Brendan Brennan.  “With ICON’s market leading position, having successfully integrated PRA Health Sciences, and having been with ICON for 18 years, personally it feels like the right time for me to take on a new challenge in a new industry.  I am proud of, and grateful for, my long tenure with ICON and believe the company is well positioned for future growth and success.”
The company also reaffirmed its previously announced full year 2024 guidance. ICON expects full year 2024 revenue to be in the range of $8,400 - $8,800 million, representing a year over year increase of 3.4% to 8.4%, and adjusted earnings per share in the range of $14.50 - $15.30, representing a year over year increase of 13.4% to 19.6%. Adjusted earnings per share to exclude amortization, stock compensation, restructuring, foreign exchange and transaction-related / integrated-related adjustments. The company will report first quarter 2024 results on Wednesday, April 24 after the market closes, and will hold its first quarter 2024 earnings conference call on Thursday, April 25 at 8am Eastern Time.
About ICON plc
ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,100 employees in 106 locations in 53 countries as at December 31, 2023. For further information about ICON, visit: www.iconplc.com.
This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

Source: ICON plc
Contact:
Kate Haven Vice President Investor Relations +1 888 381 7923
All at ICON
ICON/ICLR-F